September 16, 2025

Peter Goldstein
Chief Executive Officer
Emmis Acquisition Corp.
515 E Las Olas Blvd, Suite 120
Fort Lauderdale, FL 33301

        Re: Emmis Acquisition Corp.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed September 12, 2025
            File No. 333-288530
Dear Peter Goldstein:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

1.     Please request that U.S. counsel revise its legal opinion filed as
Exhibit 5.1 to remove
       inappropriate assumptions. In particular, we note assumption (f). We note it is not
       appropriate to assume any of the material facts underlying the opinion or any readily
       ascertainable facts, or to include assumptions that    assume away
the relevant issue.
       For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
2.     Please request that Cayman counsel revised its legal opinion filed as
Exhibit 5.2 to
       remove inappropriate assumptions. As but some examples, see assumptions 13, 18 and 19. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or any readily ascertainable
       facts, or that    assume away    the relevant issue. For guidance, refer
to Section II.B.3.a
 September 16, 2025
Page 2

       of Staff Legal Bulletin No. 19.
3. We note your disclosure on page 70 stating "Our amended and restated memorandum and articles of association provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute." We also note your disclosure on the cover page that your "amended and restated memorandum and articles of association prohibit redemptions in an amount that would cause our net tangible assets, after payment of the business combination marketing fees, to be less than $5,000,001," and that the table on page 81 "gives effect to the limitation under our restated and amended memorandum and articles of association that will prohibit redemptions in an amount that would cause [your] net tangible assets, to be less than $5,000,001." However, these provisions do not appear in the Form of
Amended and
       Restated Memorandum and Articles of Association filed as Exhibit 3.2. Please revise your disclosure or your Form of Amended and Restated Memorandum and Articles of
       Association as appropriate.
       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Ross David Carmel, Esq.